April 29, 2024

VIA EDGAR TRANSMISSION

Asen Parechkevov, Esq.

Jaea Hahn, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655 (“Registrant”)

Dear Mr. Parechkevov and Ms. Hahn:

On February 29, 2024, the Registrant, on behalf of its series, CP High Yield Trend ETF (to be renamed “Counterpoint High Yield Trend ETF”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on April 16, 2024, you provided comments of the Staff of the Securities and Exchange Commission (the “Staff”) to the Amendment to which the Registrant responded on April 22, 2024. On April 26 and 29, 2024, you provided the additional comments. The Registrant has authorized Thompson Hine LLP to submit the responses below. Please note that text in red indicates added or deleted language since our previous letter.

In connection with this response, we acknowledge that the Registrant is responsible for the adequacy and accuracy of the disclosures in its filings; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Prospectus

Comment 10-1: Please rephrase the Fund’s 80% test to state that it invests at least 80% of its assets plus borrowings for investment purposes in high yield corporate bonds or economic equivalents that provide exposure to such investments, including swaps on the total returns of the Index.

Response: The Registrant notes that “high yield” in the Fund’s name refers to Fund’s objective to provide investments results that equal or exceed the returns of the CP High Yield Trend Index, which could, at times, be composed of U.S. 3-7 year Treasury ETFs or U.S. T-bill ETFs. The Registrant has amended its 80% test to state as follows:

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The Fund seeks to achieve its investment objective by investing at least 80% of its net assets plus borrowings for investment purposes in ~~securities~~ the constituents of the CP High Yield Trend Index, or economic equivalents thereto, including ~~instruments that provide exposure to~~ a total return swap on the returns of the Index, ~~with the remainder of its net assets invested in the components of the Index~~. ~~The strategy is designed so that the Fund has an unleveraged, 100% notional exposure to the Index, meaning that the worth of the~~  Any total return swap in which the Fund invests will match the value as if the Fund had directly purchased the securities in the Index.

Comment 14-1: Please explain why the term “index” is appropriate and not misleading given that the Adviser has discretion to adjust the constituents of the index outside of its so-called “rules” as suggested by the disclosure that “The Adviser sponsors and creates the Index using an active trading strategy” (emphasis added).

Response: The Registrant has confirmed that the Index is indeed rules-based and that the Adviser does not have any ability to change the rules of the Index in order to force a certain outcome. The Fund maintains an active management strategy in that it is designed to track the Index, but the Adviser retains discretion to diverge from the Index when it sees fit to do so. The Registrant has clarified its disclosures accordingly.

The rules-based index is comprised of constituents that are a blend of allocations to two asset classes: unaffiliated U.S. high yield corporate bond (or “junk bond”) exchange-traded funds (“ETFs”) and unaffiliated U.S. 3-7 year Treasury ETFs. The Index also includes a stop loss mechanism on the U.S. 3-7 year Treasury ETFs ~~ies~~ that allows the Index to invest in U.S. T-bill ETFs.

The Adviser sponsors and creates the Index ~~using an active trading strategy~~ and Solactive, A.G. (the “Index Provider”), who has contracted with the Adviser, calculates and publishes the Index. The Index’s approximately four constituents are weighted using ~~two quantitative~~ a model~~s~~ that ~~to~~ determines allocations to U.S. high yield corporate bond ETFs and U.S. 3-7 year Treasury ETFs or U.S. T-bill ETFs when the Index is rebalanced, which can occur daily. ~~The Index is composed of~~ At any given time, U.S. high yield corporate bond ETFs (of any maturity or duration) make up 20%, 40%, 60%, 80% or 100% of the Index ~~in 20% increments~~ with the remainder in U.S. 3-7 year Treasury ETFs or U.S. T-bill ETFs.

The model has two steps: determining an allocation to U.S. high yield corporate bond ETFs and rounding that allocation to optimize for lower transaction costs. The first step of the ~~two quantitative~~ model~~s~~ determines a recommended allocation

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to U.S. high yield corporate bond~~s~~ ETFs by evaluating (i) the current market price against the moving average price (i.e., the average price of the Index’s corporate bonds ~~component~~ over time adjusted for dividends) and (ii) the historical momentum returns of U.S. high yield corporate bond ETFs ~~that component~~ for the same periods. The model gives 75% ~~greater~~ weight to the moving average price signals ~~than it does~~ and 25% weight to the historical momentum signals, and uses a mathematical formula to determine a recommended allocation to U.S. high yield corporate bond ETFs. The formula yields a number less than 1, which is rounded to the closest 20% increment to determine the allocation to U.S. high yield corporate bond ETFs.

The second step of the ~~quantitative~~ model ~~adjusts the first model’s recommended allocation by rounding the~~ rounds this allocation to the nearest 20% increment (i.e., 20%, 40%, 60%, 80%, or 100%), but only ~~allows~~ adjusts the final allocation to U.S. high yield corporate bonds ETFs ~~to move~~ by ~~a~~ 20% increments day-over-day (i.e., 20% to 40%, 40% to 60%, but not 20% to 60%). ~~The final allocation remains unchanged~~ No adjustment is made if the rounded allocation from the second model varies by more than 5% from the recommended allocation of the first model.

The Fund generally replicates the Index, but follows an active management strategy and may decline to follow the Index when, in the Adviser’s judgment, it would be advantageous to do so. For example, the Fund may deviate from the Index if the Adviser believes that shifts in the models’ recommended allocations are only temporary, or if the Adviser determines that specific securities are mispriced and identifies U.S. high yield corporate bond ETFs or U.S. 3-7 year Treasury ETFs that the Adviser perceives to have the potential to provide better returns than the Index’s constituents.

Comment 16-1: Please state, in plain-English, how the mathematical formula used by the model determines the allocation to U.S. high yield corporate bond ETFs.

Response: The Registrant refers to its response to Comment 14-1. The Registrant states, supplementally, that the mathematical formula used by the model (set forth below) cannot be reduced to simpler terms without creating more confusion than they resolve.

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In the formula, Z represents the number of days that high yield growth price data is available and is a number between 100-199 (representing the number of days in the look-back period). The moving average price signals are weighted 75% and the historical momentum signals are weighted 25% to determine a number that is less than 1 (i.e., 45%). That number is then rounded to the closest 20% (i.e., 40%), which is the recommended allocation to U.S. high yield corporate bond ETFs.

Comment 24: Please make more prominent, in the Fund’s Item 4 disclosures, that the Fund follows an active management strategy.

Response: The Registrant refers to its response to Comment 14-1.

If you have any questions, please call JoAnn M. Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc:	JoAnn M. Strasser